UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) informs its shareholders and the market in general that it has been meeting with creditors and other stakeholders of the Company on a regular basis, with the purpose of gathering views and comments on the judicial reorganization plan presented to the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro last September, aiming at the success of the judicial reorganization of the Company and its direct and indirect wholly-owned subsidiaries Oi Móvel S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance BV – In Judicial Reorganization, and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization.

In this regard, on December 16, 2016 late afternoon, the Company met with a group formed by the representatives of creditors of the Company (Moelis & Company and FTI Consulting) and a potential investor, Orascom TMT Investmente S.à.r.l., a company based in Luxembourg, which presented an alternative judicial reorganization plan.

The Company and its wholly-owned subsidiaries will carefully analyze the suggestions of such group of creditors in due course, along with other suggestions that emerge during meetings with other creditors of the Company.

Oi believes that the outcome of these negotiations should reflect a final proposal of a Judicial Reorganization Plan to be submitted to approval in a General Meeting as provided by law, which guarantees the Company's operational viability and sustainability and serves creditors, shareholders and other interested parties, allowing Oi to be strengthened at the end of this process.

In addition, since the proposals of the aforementioned group of creditors were made public in some media vehicles, and with the purpose of ensuring the broad knowledge of their content, the Company discloses the document it received in its entirety to its shareholders, the market in general and the creditors and other stakeholders of the Oi Companies at the Company's website (www.oi.com.br/ri), as well as in the IPE Module of the CVM’s Empresas.NET System (www.cvm.gov.br), in addition to the BM&FBovespa website (www.bmfbovespa.com.br). The Company will not issue any comments at this stage on any of the points contained in the document that is now disclosed. The disclosure of such document by the Company does not mean that the Company and its subsidiaries agree with or support any of its terms or commit themselves to reflecting its terms, whether in part or in the whole, in future reviews of the proposal of the Judicial Reorganization Plan. Likewise, the disclosure of such document should not be considered as a proposal from the Company or any of its subsidiaries.

The Company will keep its shareholders and the market informed of the development of the subject matters of this Notice to the Market.

Rio de Janeiro, December 19, 2016.

Ricardo Malavazi Martins

Chief Financial and Investor Relations Officer

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2016

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer